Exhibit 99.1
CORDOVACANN GRANTED MARIJUANA PRODUCTION LICENSE IN OREGON

TORONTO, ONTARIO, November 23, 2020 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that Cannabilt Farms, LLC, a wholly-owned subsidiary of Cordova has been granted its Marijuana Production License from the Oregon Liquor Control Commission (the “License”).

The License allows the Company to cultivate cannabis on the Clackamas County, Oregon facility it purchased on June 21, 2019. This facility sits on 6 acres of real estate and will accommodate the maximum 10,000 square feet of indoor cultivation canopy that is permitted under the License. Cordova acquired this facility for US $1,045,000 and has invested over US $1,400,000 in expansion capital to advance this facility. The Company expects to be cultivating under the entire canopy by Summer 2021. Cordova will leverage the distribution channel established by the facility’s previous operators and will continue to expand the wholesale and retail relationships for the increase in output.

In addition to the cultivation facility, Cordova is currently completing the build-out of the 14,000 sq. ft. extraction and manufacturing facility on the premises that is in the licensing process with the Oregon Liquor Control Commission. Once completed and licensed, this facility will allow the Company to produce a wide variety of cannabis derived products for consumption across Oregon. Having both cultivation and manufacturing facilities will optimize the operation and drive more revenue and cash flow for Cordova, while allowing the Company to build brand recognition in the state.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “We are excited to have finally received our cultivation license in Oregon allowing us to expand our operation in that market as well as give our investors better visibility into the growth that is possible for Cordova in Oregon. The team has worked diligently for months to obtain this license and I am especially pleased that even with the ongoing pandemic we have been able to work with the regulatory authorities to progress our business plan. We have expanded the cultivation capabilities of the facility significantly and together with the completion and licensing of our processing and manufacturing building we will be able serve the Oregon market with a multitude of products.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities and the anticipated benefits of the License. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169